SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

Access Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

00434L109

(CUSIP Number)

Global Infrastructure Investors II, LLC

Attention: Joseph Blum

12 East 49th Street

New York, New York 10017

(212) 315-8100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Global Infrastructure Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

1	NAMES OF REPORTING PERSONS Global Infrastructure GP II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN (Guernsey, Channel Islands limited partnership)

1	NAMES OF REPORTING PERSONS GIP II Eagle Acquisition Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

1	NAMES OF REPORTING PERSONS GIP II Eagle Holdings Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

1	NAMES OF REPORTING PERSONS GIP II Hawk Holdings Partnership GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

1	NAMES OF REPORTING PERSONS GIP II Hawk Holdings Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

1	NAMES OF REPORTING PERSONS GIP II Eagle 2 Holding, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

1	NAMES OF REPORTING PERSONS GIP II Hawk 2 Holding, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

This Amendment No. 9 to Schedule 13D (“Amendment No. 9”) amends the Schedule 13D filed with the Securities and Exchange Commission on June 25, 2012, as previously amended (the “Schedule 13D”), relating to the Common Units representing limited partner interests (the “Common Units”) of Access Midstream Partners, L.P., a Delaware limited partnership (the “Issuer”) by each of the following persons (each a “Reporting Person” and collectively the “Reporting Persons”): Global Infrastructure Investors II, LLC (“Global Investors”), Global Infrastructure GP II, L.P. (“Global GP”), GIP II Eagle Acquisition Holdings GP, LLC (“Eagle GP”), GIP II Eagle Holdings Partnership, L.P. (“Eagle Holdings”), GIP II Hawk Holdings Partnership GP, LLC (“Hawk GP”), GIP II Hawk Holdings Partnership, L.P. (“GIP II-Hawk”), GIP II Eagle 2 Holding, L.P. (“Eagle 2”) and GIP II Hawk 2 Holding, L.P. (“Hawk 2”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On July 1, 2014, pursuant to the terms of the previously disclosed purchase agreement dated as of June 14, 2014 (the “Purchase Agreement”), by and among Eagle Holdings, GIP II-Hawk, Eagle 2 and Hawk 2 (collectively, the “Sellers”) and The Williams Companies, Inc. (“Williams”), Sellers sold to Williams and Williams purchased from Sellers 48,742,361 Common Units and 6,340,022 Class B Units of the Issuer, as well as 500 units of Access Midstream Ventures, L.L.C. (“AMV,” with such units of AMV, the “AMV Units” and, together with such Common Units and Class B Units, the “Subject Interests”), for cash consideration of $5,995,000,000, subject to certain adjustments. The AMV Units constitute 50 percent of the outstanding equity interests of AMV. AMV is the sole member of Access Midstream GP, L.L.C. (the “General Partner”), the general partner of the Issuer. The Subject Interests represent all of the Common Units, Class B Units and AMV Units held by the Reporting Persons. The Purchase Agreement was previously filed as an exhibit to the Schedule 13D.

Also on July 1, 2014 and pursuant to the terms of the Purchase Agreement, Sellers’ designees to the board of managers of AMV and to the board of directors of the General Partner have resigned. The Reporting Persons no longer have the right to appoint any persons to the board of managers of AMV or the board of directors of the General Partner.

Except as set forth above in this Item 4, as amended and supplemented, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule 13D are hereby amended and restated in their entirety by inserting the following information:

As of the date hereof and after giving effect to the sale of the Subject Interests pursuant to the Purchase Agreement, none of the Reporting Persons beneficially owns any Common Units of the Issuer, and none of the Reporting Persons has or shares the power to vote or to direct the vote, or the power to dispose or direct the disposition of, any Common Units of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended by inserting the following information:

(c) Item 4 above summarizes the sale of the Subject Interests pursuant to the Purchase Agreement and is incorporated herein by reference. Except for the sale of the Subject Interests pursuant to the Purchase Agreement, none of the Reporting Persons or Related Persons has effected any transactions in the Common Units or the Class B Units in the past sixty days.

Item 5(e) of the Schedule 13D is hereby amended by inserting the following information:

(e) On July 1, 2014, following the transactions reported herein, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Units of the Issuer.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The information set forth in Item 4 above is incorporated herein by reference.

ITEM 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Schedule 13D, dated February 1, 2013, filed by Global Infrastructure Investors II, LLC).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2014

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GLOBAL INFRASTRUCTURE GP II, L.P.
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GIP II EAGLE ACQUISITION HOLDINGS GP, LLC

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Officer

GIP II EAGLE HOLDINGS PARTNERSHIP, L.P.
by:	GIP II Eagle Acquisition Holdings GP, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Officer

GIP II HAWK HOLDINGS PARTNERSHIP, L.P.
by:	GIP II Hawk Holdings Partnership GP, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Officer

GIP II HAWK HOLDINGS PARTNERSHIP GP, LLC

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Officer

GIP II EAGLE 2 HOLDING, L.P.
by:	GIP II Eagle 2 Holding GP, LLC, its general partner
by:	GIP II-B Eagle AIV 1, L.P., its managing member
by:	Global Infrastructure GP II, L.P., its general partner
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary

GIP II HAWK 2 HOLDING, L.P.
by:	GIP II Eagle 2 Holding GP, LLC, its general partner
by:	GIP II-B Eagle AIV 1, L.P., its managing member
by:	Global Infrastructure GP II, L.P., its general partner
by:	Global Infrastructure Investors II, LLC, its general partner

by:	/s/ Mark Levitt
Name:	Mark Levitt
Title:	Secretary